SC 13D/A



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                                   Agrium Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    008916108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.  Name of Reporting Person:
     Ontario Teachers' Pension Plan Board

 2.  Check the Appropriate Box if a Member of a Group:  (a)  |_|

                                                        (b)  |_|
 3.  SEC Use Only

 4.  Source of Funds: 00-Other

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

 6.  Citizenship or Place of Organization:  Ontario, Canada

         Number of          7.  Sole Voting Power:  6,357,974
           Shares
         Beneficially       8.  Shared Voting Power:  -0-
          Owned By
            Each            9.  Sole Dispositive Power:  6,357,974
          Reporting
           Person          10.  Shared Dispositive Power:  -0-
             With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  6,357,974

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  |_|

13.  Percent of Class Represented by Amount in Row (11):  5.6%

14.  Type of Reporting Person:  EP





     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D Statement dated December 29, 1997, as amended by Amendment No.1 dated April 27,1998, as amended by Amendment No.2 dated January 7, 1999, as amended by Amendment No.3 dated February 25, 1999, as amended by Amendment No.4 dated October 26, 1999 and as amended by Amendment No.5 dated March 20, 2000 (the "Schedule 13D"), relating to the Common Stock, $.01 par value (the "Stock"), of Agrium, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

     Items 2(a)- (c) are hereby amended and restated in their entirety as follows:

     (a) This Schedule 13D is being filed by Teachers. Teachers is sometimes hereinafter referred to as the "Reporting Person."

     (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto and is incorporated by reference.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock are as follows:

 SOURCE OF FUNDS                              AMOUNT OF FUNDS
 Pension Fund Assets                         121,098,604.86(1)

     (1) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock. For shares of Stock purchased on or before December 19, 1997, Canadian dollar amounts are converted to U.S. dollar amounts based on the exchange rate for December 19, 1997. For all purchases after December 19, 1997 to the date of this Amendment, the exchange rate on the date of such purchase is used.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) of Item 5 are hereby amended and restated in their entirety as follows:

     (a)-(b) At the close of business on October 17, 2000, Teachers beneficially owned 6,357,974 shares of Stock pursuant to Rule 13d-3. Pursuant to information provided by the Toronto Stock Exchange combined with a press release issued by Issuer on September 29, 2000, 114,098,608 shares of Stock were outstanding as of the close of business October 17, 2000. Based on such information, the 6,357,974 shares of Stock beneficially owned by Teachers as of the close of business on October 17, 2000 represent approximately 5.6% of the shares of the Stock outstanding.

Teachers has sole voting and dispositive power over all of the 6,357,974 shares of Stock beneficially owned by it.

Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto beneficially owns any shares of the Stock, other than Andrew Jones who beneficially owns 9 shares of the Stock, which constitutes a de minimis percentage of the outstanding shares of the Stock.

     (c) Neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto effected any transactions in the shares of the Stock in the past sixty days other than the following transactions which were effected by Teachers on the Toronto Stock Exchange (unless otherwise specified):

Date of Transaction      Number of      Purchase (P)        Price per
                          Shares         or Sale (S)        Share (1)
-------------------------------------------------------------------------

      8/23/00             (12,200)             S               $8.84

      8/24/00             (12,200)             S               $8.84

      8/25/00              (9,700)             S               $9.16

      8/28/00              (5,400)             S               $9.59

      8/28/00              (7,300)             S               $9.65

      8/29/00              (7,800)             S               $9.32

      8/30/00              (9,800)             S               $9.51

      8/31/00              (3,900)             S               $9.77

      8/31/00              (5,800)             S               $9.67

      9/6/00                20,000             P               $9.71

      9/6/00               (44,900)            S               $9.61

      9/7/00                12,900             P               $9.94

      9/8/00                 2,700             P              $10.19

      9/8/00                 4,500             P              $10.24

      9/8/00                 6,000             P              $10.25

      9/11/00                6,100             P              $10.19

      9/11/00                1,400             P              $10.21

      9/11/00                6,100             P              $10.24

      9/12/00                2,400             P              $10.23

      9/12/00                5,400             P              $10.22

      9/12/00                2,200             P              $10.21

      9/12/00                  800             P              $10.21

      9/13/00                  800             P              $10.07

      9/15/00              (53,800)            S              $10.21

      9/19/00               (5,600)            S (2)          $10.15

      9/20/00              (22,400)            S (2)          $10.08

      9/21/00               10,000             P              $10.15

      9/22/00              (11,500)            S (2)           $9.90

      9/26/00              (17,300)            S (2)           $9.51

      10/11/00                 600             P              $10.14



(1) Shares of the Stock were purchased and sold with Canadian dollars. The prices per share of the Stock listed reflect the U.S. dollar equivalent on the date of the transaction and are net of commissions.

(2) Private transactions

     To the best of the knowledge of Teachers, none of the persons named in Item 2 herein has effected any transactions in shares of the Stock during the past sixty days.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 18, 2000



                                     ONTARIO TEACHERS' PENSION PLAN
                                     BOARD, an Ontario, Canada corporation


                                     By: /s/ Roger Barton
                                         -----------------------------
                                         Name:  Roger Barton
                                         Title: Vice President, General Counsel
                                                and Secretary




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



                                   Schedule A
                                   ----------

                              Residence or                     Principal Occupation
Name                          Business Address                       Employment
----                          ----------------                       ----------
Claude Lamoureux              5650 Yonge Street              President and Chief Executive Office
                              5th Floor                      of Teachers
                                Toronto, Ontario
                              M2M 4H5

Robin Korthals                121 King Street West           Chair
(Chairperson)                 Suite 2525
                                Toronto, Ontario
                              M5H 3T9

Jalynn Bennett                247 Davenport Road             President of Jalynn H. Bennett
(Director)                    Suite 303                      Associates, a strategic planning
                              Toronto, Ontario               consulting firm whose principal
                              M5R 1J9                        business address and office are the
                                                             same as for Ms. Bennett

David Lennox                  55 Lombard Street              Retired Secretary for Ontario
(Director)                    Suite 413                      Teachers' Federation, a
                              Toronto, Ontario               teachers' union
                              M5C 2R7

Ann Finlayson                 440 Markham Street             Self-employed journalist, speaker,
(Director)                    Toronto, Ontario               freelance editor and consultant
                              M6G 2L2

Lucy Greene                   1736 Caughey Lane              Retired Human Resources Executive for
(Director)                    Penetang, Ontario              Sun Life Assurance Company of Canada
                              L9M 1X4

Geof Clarkson                 P.O.  Box 251                  Retired Partner with Ernst & Young
(Director)                    Toronto-Dominion Centre
                                Toronto, Ontario
                              M5K 1J7

Gary Porter                   820-439 University Ave.        Self-employed Chartered Accountant
(Director)                    Toronto, Ontario
                              M5G 1Y8

Ralph Lean, Q.C.              Cassels Brock & Blackwell      Corporate & Commerical Lawyer
(Director)                    40 King Street West
                              Suite 2100
                                Toronto, Ontario
                              M5H 3C2

John S. Lane, C.F.A.          77 Dawlish Avenue              Retired Senior Vice President,
(Director)                    Toronto, Ontario               Investments Sun Life Assurance
                              M4N 1H2                        Company of Canada

Robert Bertram                5650 Yonge Street              Executive Vice President, Investments of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Allan Reesor                  5650 Yonge Street              Executive Vice President, Member Services
                              5th Floor                      and Chief Information Officer of
                              Toronto, Ontario               Teachers
                              M2M-4H5

                                       6


John Brennan                  5650 Yonge Street              Vice President, Human Resources and
                              5th Floor                      Public Affairs of Teachers
                              Toronto, Ontario
                              M2M-4H5

Andrew Jones                  5650 Yonge Street              Vice President, Finance of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Peter Maher                   5650 Yonge Street              Vice President, Internal Audit of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Roger Barton                  5650 Yonge Street              Vice President, General Counsel and
                              5th Floor                      Secretary of Teachers
                              Toronto, Ontario
                              M2M-4H5

Rosemarie McClean             5650 Yonge Street              Vice President, Client Services of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Morgan McCague                5650 Yonge Street              Senior Vice President, Quantitative
                              5th Floor                      Investments of Teachers
                              Toronto, Ontario
                              M2M-4H5

Neil Petroff                  5650 Yonge Street              Senior Vice President, International Equity Indexes,
                              5th Floor                      Fixed Income and Foreign Exchange of
                              Toronto, Ontario               Teachers
                              M2M-4H5

Brian Gibson                  5650 Yonge Street              Senior Vice President, Active Equities of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Dean Metcalf                  5650 Yonge Street              Vice President, Merchant Banking of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Russ Bruch                    5650 Yonge Street              Vice President, New Business Development of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Leo de Bever                  5650 Yonge Street              Senior Vice President, Research & Economics
                              5th Floor                      of Teachers
                              Toronto, Ontario
                              M2M-4H5

Phil Nichols                  5650 Yonge Street              Vice President, MIS Member Services of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Barbara Trott                5650 Yonge Street               Vice President, International Equity Indexes of
                             5th Floor                       Teachers
                             Toronto, Ontario
                             M2M-4H5

                                       7



Marcus Dancer                5650 Yonge Street               Vice President, Canadian Core Portfolios of
                             5th Floor                       Teachers
                             Toronto, Ontario
                             M2M-4H5

Sean Rogister                5650 Yonge Street               Vice President, Fixed Income of Teachers
                             5th Floor
                             Toronto, Ontario
                             M2M-4H5


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